UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Learning Tree International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

522015106

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015106	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 673,504
	8.	Shared Voting Power
	9.	Sole Dispositive Power 673,504
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015106	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 673,504
	8.	Shared Voting Power
	9.	Sole Dispositive Power 673,504
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 522015106	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 673,504
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 673,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 522015106	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 673,504
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 673,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 522015106	Page 6 of 11 Pages

Introduction.

This Amendment No. 7 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company, and Mill Road Capital II, L.P., a Delaware limited partnership (each of the foregoing filers is referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons”), as well as other persons reporting on such joint statement, amends and restates such joint statement in its entirety as it applies to the Reporting Persons (such filing, as so amended and restated, the “Schedule 13D”).

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the Common Stock. The address of the Issuer’s principal executive offices is 1831 Michael Faraday Drive, Reston, Virginia 20190.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”). Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated June 22, 2015, filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

CUSIP No. 522015106	Page 7 of 11 Pages

(f) Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 673,504 shares of Common Stock for $2,357,264.00 using working capital from the Fund.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity. The following information may be deemed pertinent. In a letter dated September 21, 2012, attached hereto as Exhibit 4, an affiliate of the Fund, Mill Road Capital, L.P. (“Fund I”), submitted an offer to acquire all outstanding shares of the Issuer that Fund I did not own.

On November 9, 2012, Fund I entered into a voting agreement with certain other stockholders of the Issuer, pursuant to which those stockholders agreed to take certain actions, and to refrain from taking certain other actions, to support Fund I’s intended acquisition of the Issuer. This voting agreement terminated on November 9, 2013.

On February 4, 2013, Fund I sent the letter attached hereto as Exhibit 5 to a special committee of the Issuer’s board of directors, reiterating its offer from September 2012 to acquire all outstanding shares of the Issuer that it did not own at price equal to $5.80 per share.

On March 19, 2013, Fund I transferred all of the shares of Common Stock held by it to the Fund.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

CUSIP No. 522015106	Page 8 of 11 Pages

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,224,349 shares of the Common Stock issued and outstanding as of May 4, 2015, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended April 3, 2015. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of June 22, 2015, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 673,504 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 673,504 shares of Common Stock, or approximately 5.1% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 673,504 shares of Common Stock, or approximately 5.1% of the outstanding shares of Common Stock. Messrs. Goldman and Jacobs do not have beneficial ownership of any shares of Common Stock.

CUSIP No. 522015106	Page 9 of 11 Pages

(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from April 23, 2015 (the date 60 days prior to the filing of this Amendment No. 7 to the Schedule 13D) to June 22, 2015:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)
6/18/2015	(158,267)	$1.9419

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash, and sale prices do not reflect brokerage commissions paid.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC and Mill Road Capital II, L.P. dated as of June 22, 2015.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated November 19, 2012 (incorporated by reference to Exhibit 2 to the Amendment No. 2 to the joint statement on Schedule 13D with respect to the Common Stock filed by Mill Road Capital, L.P., Mill Road Capital GP LLC, and Messrs. Lynch and Scharfman, as well as the other persons reporting on such joint statement, on November 19, 2012).

Exhibit 3	Confirming Statement of Scott P. Scharfman dated November 19, 2012 (incorporated by reference to Exhibit 3 to the Amendment No. 2 to the joint statement on Schedule 13D with respect to the Common Stock filed by Mill Road Capital, L.P., Mill Road Capital GP LLC, and Messrs. Lynch and Scharfman, as well as the other persons reporting on such joint statement, on November 19, 2012).

Exhibit 4	Letter from Mill Road Capital, L.P. to the Special Committee of the Board of Directors of Learning Tree International, Inc. dated September 21, 2012 (incorporated by reference to Exhibit 4 to the joint statement on Schedule 13D with respect to the Common Stock filed by Mill Road Capital, L.P., Mill Road Capital GP LLC, and Messrs. Lynch and Scharfman on October 29, 2012).

CUSIP No. 522015106	Page 10 of 11 Pages

Exhibit 5	Letter from Mill Road Capital, L.P. to the Special Committee of the Board of Directors of Learning Tree International, Inc. dated February 4, 2013 (incorporated by reference to Exhibit 8 to the Amendment No. 3 to the joint statement on Schedule 13D with respect to the Common Stock filed by Mill Road Capital, L.P., Mill Road Capital GP LLC, and Messrs. Lynch and Scharfman, as well as the other persons reporting on such joint statement, on February 5, 2013).

[signature pages follow]

CUSIP No. 522015106	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 22, 2015

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Scott P. Scharfman
Scott P. Scharfman